

June 17, 2014

Via E-mail
Lisa D. Earnhardt
President and Chief Executive Officer
Intersect ENT, Inc.
1555 Adams Drive
Menlo Park, California 94025

> **Re: Intersect ENT, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 10, 2014**
> **CIK No. 0001271214**

Dear Ms. Earnhardt:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Graphics

1. We note your response to prior comment 2. However, please remove the disclosure under "Maintains" or revise the page to provide balanced disclosure regarding the results of your clinical trials, including your limited commercial history and lack of clinical data beyond six months.

The Market, page 2

2. Please revise the prospectus to include the information provided in response to prior comment 5.

Lisa D. Earnhardt
Intersect ENT, Inc.
June 17, 2014
Page 2

Competition, page 75

3.   We note your response to prior comment 23. However, your revised disclosure does not explicitly address your limited market share or identify sinus packing as the current and overwhelming standard of practice for post-operative treatment. Please revise your disclosure to provide a more complete discussion of the competitive landscape.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail): Matthew B. Hemington, Esq.
                  Brett D. White, Esq.
                  Seth J. Gottlieb, Esq.
                  Cooley LLP